Exhibit 99.1

Trip.com Group Filed 2019 Annual Report on Form 20-F

Shanghai, April 9, 2020 /PRNewswire/ - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2019 with the Securities and Exchange Commission on April 9, 2020. The annual report is available on the Company’s website at https://investors.trip.com. Holders of the Company’s securities may request a copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com